[Janus Letterhead]



March 26, 2007

VIA EDGAR
---------

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:  JANUS ADVISER SERIES (the "Registrant")
     1933 Act File No. 333-33978
     1940 Act File No. 811-09885
     Post-Effective Amendment No. 36

Dear Mr. Greene:

This letter amends the Correspondence filing dated March 2, 2007 in response to your comments made by telephone on Thursday, January 18, 2007 and Wednesday, February 21, 2006 with respect to Janus Adviser Series Post-Effective Amendment No. 36. Responses to your comments are filed in their entirety below with amendments made by this correspondence only to Comments 15 and 21. On behalf of the Registrant, responses to your comments are as follows:

Select Shares Prospectus:

1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the other Janus Adviser Series prospectuses and Statements of Additional Information ("SAIs").

     RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. COMMENT: The Staff inquired as to the Registrant's compliance with designation of an officer of the Funds to supervise anti-money laundering as required under the USA Patriot Act. The Staff also requested that Patriot Act disclosure be included in the Funds' Prospectuses.

     RESPONSE: The Trustees of the Registrant have designated an officer of the Funds to supervise its anti-money laundering program, as required under the USA Patriot Act. The Trustees have also approved a vendor for purposes of implementing requirements for customer identification. In addition, as discussed during our call, information regarding the USA Patriot Act, which is not required in the prospectus or SAI, is addressed in the Funds' account application materials, as well as new account supplemental materials.

3. COMMENT: The Staff indicated that the cover page and certain other disclosure contained in the prospectus appeared in all capital letters and requested a different form of presentation.

     RESPONSE: As discussed during the call, the disclosure referenced appears in bold face type within the prospectus, not all capital letters. The EDGAR process converts bold face type into all capital letters.

4. COMMENT: The Staff asked for additional background related to the money market reorganization and establishment of the various classes of the Funds.

     RESPONSE: The Registrant described the transaction in detail in the letter dated December 26, 2006, which was filed as correspondence related to the special meeting of shareholders of Janus Money Market Fund and Janus Government Money Market Fund, each a series of Janus Investment Fund ("JIF"), another registered investment company managed by Janus Capital Management LLC, to be held on February 16, 2007, a copy of which was previously provided to you via email on February 15, 2007. In addition, as discussed, the Institutional Shares and Service Shares of Janus Institutional Money Market Fund and Janus Institutional Government Money Market Fund will contain assets of those same share classes that exist in Janus Money Market Fund and Janus Government Money Market Fund, subject to shareholder approval of those assets transferring from JIF into these series of the Registrant. The other share classes of Janus Institutional Money Market Fund and Janus Institutional Government Money Market Fund (Premium, Select and Primary) are new share classes that are not connected to the spin-off of JIF assets noted above.

5. COMMENT: The Staff inquired whether Select Shares could impose sales charges, redemption fees, or exchange fees in light of disclosure that "Select Shares generally do not impose sales charges, redemption fees, or exchange fees when you buy or sell the Fund's Shares."

     RESPONSE: The word "generally" has been removed from the disclosure, as Select Shares do not impose sales charges, redemption fees, or exchange fees.

6. COMMENT: The Staff inquired whether required new "Fund of Funds" rule disclosure had been included in the prospectus.

     RESPONSE: To the extent that the Funds would have underlying fund fees and expenses that reach the required disclosure threshold, such disclosure would be included in the fee tables.

7. COMMENT: The Staff indicated that the footnotes to the fees and expenses table should follow the expense examples.

     RESPONSE: As discussed during the call, the Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication which the Registrant believes is consistent with its current disclosure.

8. COMMENT: The Staff inquired whether any expense recoupment was applicable to the Funds.

     RESPONSE: The Registrant confirms that no recoupment is applicable.

9. COMMENT: The Staff inquired whether applicable fee waiver agreements have been included as exhibits to the filing.

     RESPONSE: The Registrant confirms that its practice, although not required under Part C to Form N-1A, is to include the investment advisory fee waiver agreements as exhibits in a subsequent post-effective amendment filing.

10. COMMENT: The Staff asked for confirmation that the disclosed administrative services fee paid by certain share classes of each Fund will not be used to pay for distribution that would otherwise be required to be paid pursuant to a Rule 12b-1 Plan.

     RESPONSE: To the best knowledge of the Registrant, the administrative services fee is designed for payment of administrative services and not distribution.

11. COMMENT: The Staff asked for confirmation that the Funds do not invest in inverse floaters and inquired whether the Funds intend to invest in inverse floaters.

     RESPONSE: The Registrant confirms that the Funds do not invest in inverse floaters and, to the knowledge of the Registrant as of the date of the prospectus, do not intend to invest in inverse floaters.

12. COMMENT: The Staff inquired whether there was any emerging markets risk related to the Funds that should be disclosed in the prospectus.

     RESPONSE: The Registrant confirms that emerging markets risk disclosure is not applicable.

13. COMMENT: The Staff indicated that disclosure regarding industry concentration in the prospectus was inconsistent with fundamental policy disclosure in the SAI.

     RESPONSE: Prospectus disclosure reflects that a Fund may invest more than 25% of its total assets in tax-exempt securities that are related in such a way that an economic, business, or political development affecting one such security could similarly affect the other securities. The risk of such investments exists outside of specific industry concentration. The SAI sets forth the general restriction that a Fund may not purchase securities if 25% or more of the value of its total assets would be invested in the securities of issuers conducting their principal business activities in the same industry (with certain exceptions).

14. COMMENT: The Staff suggested adding single country risk disclosure if a Fund invests in issuers of a single country if greater than 25%.

     RESPONSE: The Registrant acknowledges the comment and, if applicable, intends to add such disclosure.

15. COMMENT: The Staff indicated that disclosure in the prospectus which indicates that Institutional Government Money Market Fund "invests exclusively in" certain securities appears inconsistent with the SAI which permits broader investments.

     RESPONSE: The prospectus disclosure regarding the Fund's intent to exclusively invest in certain securities is not considered to be inconsistent with the SAI disclosure which provides broader flexibility. Further clarity regarding any such confusion will be revisited in subsequent amendments to the registration statement.

16. COMMENT: The Staff inquired whether disclosure of fee waivers in the "Management Expenses" section of the prospectus is consistent with the information contained in the fee table.

     RESPONSE: The Registrant confirms that such disclosure is consistent.

17. COMMENT: The Staff inquired whether notice would be provided if the minimum investments requirements for the Funds changed.

     RESPONSE: The Registrant confirms the prospectus would be supplemented.

Statement of Additional Information

18. COMMENT: The Staff asked whether industry concentration disclosure was inconsistent with disclosure in the prospectus.

     RESPONSE: See Response to Comment No. 13.

19. COMMENT: The Staff inquired regarding the extent that the Funds may lend their securities and whether additional disclosures should be made.

     RESPONSE: Disclosure regarding the Funds' potential lending of its securities is included in the Funds' prospectus and SAI.

20. COMMENT: The Staff indicated that to the extent borrowing by a Fund exceeds 5%, disclosure should be included in the prospectus. The Staff indicated that the Registrant should adopt a non-fundamental policy limiting new investments to the extent that borrowing exceeds 5%.

     RESPONSE: As discussed, the Funds do not currently intend to borrow for leverage. In addition, since the SAI states that "Each Fund may not borrow money except that a Fund may borrow money for temporary or emergency purposes (not for leveraging or investment)" and has N-1A disclosure on borrowing, we respectfully decline to add any new disclosure in this regard and believe that any such new disclosure may potentially be confusing given that no Fund intends to do so.

21. COMMENT: The Staff inquired whether securities lending disclosure in the SAI was applicable to Janus Institutional Government Money Market Fund, in light of disclosure in the Prospectus that the Fund invests exclusively in government securities.

     RESPONSE: The prospectus disclosure regarding the Fund's intent to exclusively invest in certain securities is not considered to be inconsistent with the noted SAI disclosure. Further clarity regarding any such confusion will be revisited in subsequent amendments to the registration statement.

22. COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

     RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 394-6459. Thank you for your assistance in this matter.

Regards,

/s/ Stephanie Grauerholz-Lofton

Stephanie Grauerholz-Lofton
Vice President

cc:  Kelley Abbott Howes, Esq.
     Cindy Antonson
     Donna Brungardt